CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO RULE 83, 17 C.F.R. § 200.83

Forest Laboratories, Inc.
909 Third Avenue
New York, New York 10022-4731

Rita Weinberger
Vice President – Controller
and Principal Accounting Officer
FAX:  212-750-9152
DIRECT LINE:  212-224-6604

February 28, 2014

SUBMITTED VIA FEDERAL EXPRESS;
REDACTED COPY VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Forest Laboratories, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2013
Filed May 23, 2013
File No. 001-05438

Dear Mr. Rosenberg:

We refer to the comment letter dated January 31, 2014 (the “Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for the fiscal year ended March 31, 2013 of Forest Laboratories, Inc. (the “Company”) filed with the Commission on May 23, 2013 (the “Form 10-K”).

To assist in your review, we have included the Staff’s comments in advance of each of our responses below and use the same numbering as contained in the Letter. Please note that the copy of this response letter filed via EDGAR on February 28, 2014 omits certain confidential information included herein as indicated therein by [***].

Except for the historical information contained herein, this response letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties, including the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and any subsequent Commission filings.

Pursuant to the Commission’s Rule 83, 17 C.F.R. 200.83, the Company requests confidential treatment for portions of our response to Comment Number 2.  Specifically, we request that these portions, which have been highlighted and bracketed in the text of this letter, be maintained in confidence, not be made part of any public record and not be disclosed to any person, because each such portion contains confidential information, the disclosure of which would cause the Company serious competitive harm.  In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment under Rule 83, 17 C.F.R. 200.83.  Please address any notification of a request for access to such documents to the undersigned, with a copy to Melissa Cooper, Esq., Dornbush Schaeffer Strongin & Venaglia, LLP, 747 Third Avenue, New York, New York 10017 or via email at cooper@dssvlaw.com.

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PURSUANT TO RULE 83, THE COMPANY HEREBY REQUESTS CONFIDENTIAL TREATMENT FOR THE INFORMATION CONTAINED IN REQUESTS NUMBER 1 AND 2.  THE COMPANY RESPECTFULLY REQUESTS THAT IT BE NOTIFIED IMMEDIATELY IN ACCORDANCE WITH THE LAST PARAGRAPH OF PAGE TWO OF THIS RESPONSE LETTER BEFORE THE COMMISSION PERMITS ANY DISCLOSURE OF THE REDACTED INFORMATION.

CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO RULE 83, 17 C.F.R. § 200.83

Form 10-K
Item 1. Business
Government Regulation

Comment 1:  Although you disclose that certain provisions in the Patient Protection and Affordable Care Act of 2010 have a significant impact on your operations, you do not quantify the Act’s impact on your financial statements.  Please provide us proposed revised disclosure to be included in your MD&A in future periodic reports quantifying the effect the Act will have on your results of operations.

Response:

The Company acknowledges the Staff’s comment concerning the quantification of the provisions associated with the Patient Protection and Affordable Care Act of 2010 (the “PPACA”).  The Company respectfully advises the Staff that the full impact of the PPACA is both included in each of the periods presented in the Form 10-K, and will continue to be reflected in the Company’s financial statements included in its filings with the Commission.  In addition, the PPACA had several impacts which affected a broad spectrum of activities with varying difficulties of measurability ranging from easily measurable to immeasurable; including the Pharmaceutical Manufacturing Fee, the movement of patients from commercial plans to government plans and the changes to the patient population.  While items such as the Pharmaceutical Manufacturing Fee, the Medicare Part D Coverage Gap Rebate Program and the increase in the Brand Name Drug Medicaid Rebate are measurable; the PPACA also resulted in increased coverage for some populations and the discontinuation of some commercial plans which resulted in the participants of some commercial plans converting to government plans.  The impact of the discontinuation of some commercial plans, for instance, is immeasurable as the Company cannot identify the individuals that switched from commercial plans to government plans, nor can the Company identify the impact of new participants becoming eligible under government plans that would have been under commercial plans had the commercial plans not been discontinued.  The changes in the patient populations have impacts on gross sales, net sales and ultimately each of the measurable items mentioned above.  As such, the Company believes the disclosure of the items which are measureable and quantifiable would not only provide an incomplete understanding of the impact of the PPACA but would also be misleading to investors.  As a result, the Company will modify its disclosure around the PPACA as follows:

‘The Patient Protection and Affordable Care Act of 2010 (the PPACA), more commonly known as the Healthcare Reform Bill, was signed into law on March 23, 2010.  The stated goals of this legislation include reducing the number of uninsured Americans, improving the quality of healthcare delivery and reducing projected healthcare costs.  Many of the strategies included in this law have impacted manufacturers of branded pharmaceutical products.  Based on the nature of the provisions of the PPACA, the Company cannot reliably calculate the full impact of all provisions of the PPACA.’

PURSUANT TO RULE 83, THE COMPANY HEREBY REQUESTS CONFIDENTIAL TREATMENT FOR THE INFORMATION CONTAINED IN REQUESTS NUMBER 1 AND 2.  THE COMPANY RESPECTFULLY REQUESTS THAT IT BE NOTIFIED IMMEDIATELY IN ACCORDANCE WITH THE LAST PARAGRAPH OF PAGE TWO OF THIS RESPONSE LETTER BEFORE THE COMMISSION PERMITS ANY DISCLOSURE OF THE REDACTED INFORMATION.

CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO RULE 83, 17 C.F.R. § 200.83

Form 10-K
Notes to Condensed Consolidated Financial Statements
Note 17: Business Combinations, page 82

Comment 2:  You disclose that during the fourth quarter of fiscal 2013, you determined the fair value of the contingent consideration related to the Clinical Data, Inc. acquisition to be zero and recorded an adjustment of $25.2 million in SG&A expense.  As your contingent consideration obligation is associated with levels of Viibryd sales and your Viibryd intangible asset represents a significant portion of your intangible assets and the goodwill recorded in your Clinical Data acquisition represents almost all of your goodwill, please address the following:

•
Please tell us why the apparent decline in future sales of Viibryd is not indicative of an impairment of your Viibryd intangible assets or your goodwill.  Reference for us the authoritative literature you rely upon to support your position.

•
Please provide us proposed revised disclosure to be included in future periodic reports that clarifies why you reversed your accrual for the contingent consideration in the Clinical Data acquisition and why you have not recorded an impairment of either Viibryd intangible assets or goodwill.

Response:

The Company acknowledges the Staff’s comment concerning the fair value of its Viibryd intangible assets and the goodwill recorded in conjunction with the acquisition of Clinical Data, Inc.  The Company respectfully advises the Staff that for purposes of estimating the fair value of the Viibryd intangible, the Company used the Income Approach –Excess Earnings Method while the contingent consideration was valued using a probability weighted present value model and thus the determination of the fair value of the contingent consideration being zero is not the result of a decrease in the expected future sales of the product.

RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE

BY FOREST LABORATORIES, INC.; REQUEST NUMBER 1

To determine the fair value of the Viibryd intangible, the Company used the Viibryd product forecast at the time of acquisition to derive the present value of future cash flows.  In the Viibryd product forecast at acquisition, the maximum annual sales achieved within the first seven years from the date of close, which was the milestone with the longest duration, was approximately $[***] million; while per the contingent consideration arrangement, the lowest sales threshold at which any milestone would be paid was $800 million.  As a result, for any contingent consideration milestone to be triggered, Viibryd’s launch trajectory would have to be significantly higher than the expected launch trajectory used to determine the fair value of the Viibryd intangible asset.

RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE

BY FOREST LABORATORIES, INC.; REQUEST NUMBER 2

To determine the probability of the contingent consideration, each per share payment was probability weighted and discounted from the expected timing of the achievement of the milestones.  The probability assigned to each outcome reflected the fact that the milestones were not anticipated to be achieved with the various contingent consideration milestones having a weighted average probability of approximately [***]%.

At the end of fiscal 2013, the Company had actual sales data with regards to the launch trajectory which confirmed the trajectory needed for the sales milestones to be achieved was not experienced and the probability of the milestones being achieved was deemed to be zero.  In addition, the actual launch trajectory was not significantly different from the expected trajectory at acquisition and did not bring into question the valuation of the intangible or goodwill.  In summary, there was no decline in expected future sales of Viibryd that led to the determination of the probability of the sales milestones being zero; it was a confirmation that the sales thresholds required for the milestones would not be achieved that led to the probability of achieving the milestones being determined to be zero.  As such, the Company does not consider any additional disclosure or any modification of the current disclosure to be necessary.

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PURSUANT TO RULE 83, THE COMPANY HEREBY REQUESTS CONFIDENTIAL TREATMENT FOR THE INFORMATION CONTAINED IN REQUESTS NUMBER 1 AND 2.  THE COMPANY RESPECTFULLY REQUESTS THAT IT BE NOTIFIED IMMEDIATELY IN ACCORDANCE WITH THE LAST PARAGRAPH OF PAGE TWO OF THIS RESPONSE LETTER BEFORE THE COMMISSION PERMITS ANY DISCLOSURE OF THE REDACTED INFORMATION.

CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO RULE 83, 17 C.F.R. § 200.83

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments relating to our responses please contact Rita Weinberger, the Company’s Vice President – Controller and Principal Accounting Officer at (212) 224-6604.

Sincerely,
Forest Laboratories, Inc.

By: /s/Rita Weinberger
Rita Weinberger
Vice President – Controller and Principal Accounting Officer
cc:           Francis I. Perier, Jr.
Robert D. Bailey
Melissa Cooper

PURSUANT TO RULE 83, THE COMPANY HEREBY REQUESTS CONFIDENTIAL TREATMENT FOR THE INFORMATION CONTAINED IN REQUESTS NUMBER 1 AND 2.  THE COMPANY RESPECTFULLY REQUESTS THAT IT BE NOTIFIED IMMEDIATELY IN ACCORDANCE WITH THE LAST PARAGRAPH OF PAGE TWO OF THIS RESPONSE LETTER BEFORE THE COMMISSION PERMITS ANY DISCLOSURE OF THE REDACTED INFORMATION.